Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
_____________________________________________________________________
(Name of Issuer) Novamed Eyecare Inc.
_____________________________________________________________________
(Title of Class of Securities) Common Stock
_____________________________________________________________________
(CUSIP Number) 66986W108
_____________________________________________________________________
(Date of Event Which Requires Filing of this Statement) Annual Filing

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be ``filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          CUSIP No. 66986W108

 (1) Names of reporting persons...Bankmont Financial Corp
  I.R.S. Identification Nos. of above persons (entities only)
 51-0275712
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 (2) Check the appropriate box if a member of a group
(a)
(b) x

(3) SEC use only.....................................................
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(4) Citizenship or place of organization.............................
A Delaware Corporation
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Number of shares beneficially owned by each reporting person with:
  (5) Sole voting power...0..................................

  (6) Shared voting power....0...............................

  (7) Sole dispositive power......0..........................

  (8) Shared dispositive power....0..........................
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(9) Aggregate amount beneficially owned by each reporting person.0.

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 (10) Check if the aggregate amount in Row (9) excludes certain shares
 (see instructions)..................................................
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(11) Percent of class represented by amount in Row (9)...0%.......
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(12) Type of reporting person (see instructions)....HC.............
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Page--of--Pages------------------------------------------------------
Item 1(a) Name of issuer:
Novamed Eyecare Inc.

    Item 1(b) Address of issuer's principal executive offices:
980 N. Michigan Avenue
Suite 1620
Chicago, IL 60611
    2(a) Name of person filing: Bankmont Financial Corp
_____________________________________________________________________
    2(b) Address or principal business office or, if none, residence:
111 W. Monroe Street
P. O. Box 755
Chicago, IL 60690
_____________________________________________________________________
    2(c) Citizenship: A Delaware Corporation
_____________________________________________________________________
    2(d) Title of class of securities: Common Stock
_____________________________________________________________________
    2(e) CUSIP No.: 66986W108
_____________________________________________________________________

    Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
    (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
    (e) [ ] An investment adviser in accordance with Sec. 240.13d-
1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
    (g) [X] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
1.
(a) Amount beneficially owned:0
(b) Percent of class:     0%
(c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote     0
    (ii) Shared power to vote or to direct the vote    0
    (iii) Sole power to dispose or to direct the disposition of
     0
    (iv) Shared power to dispose or to direct the disposition of
     0

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].
See Exhibit 2

Item 6. Ownership of More than 5 Percent on Behalf of Another
Person.

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Bankmont Financial Corp., a Parent Holding Company, Filing on behalf of the following subsidiaries:

Harris Bankcorp, Inc., a Parent Holding Company
111 West Monroe Street
P. O. Box 755
Chicago, IL  60690

Harris Trust and Savings Bank, a bank
111 West Monroe Street
P. O. Box 755
Chicago, IL  60690

And filing on behalf of its parent:

Bank of Montreal
1 First Canadian Place
Toronto, Ontario Canada
MX5 1H3

Item 8. Identification and Classification of Members of the Group
See Exhibit 2

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2001

BANKMONT FINANCIAL CORP.


BY:  (Alan G. McNally)
         Alan G. McNally
         President

Schedule 13G
Exhibit 1

Harris Trust and Savings Bank is a wholly owned subsidiary of Harris Bankcorp, Inc., which is a wholly owned subsidiary of Bankmont Financial Corp., which is a wholly owned subsidiary of Bank of Montreal. Pursuant to Rule 13d-1(k)(1)(iii), Bank of Montreal, Harris Bankcorp, Inc. and Harris Trust and Savings Bank agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.

Dated:  February 12, 2001

BANK OF MONTREAL

BY:  (Velma J. Jones)
      Velma J. Jones
        Secretary


HARRIS BANKCORP, INC.

BY:  (Thomas R. Sizer)
      Thomas R. Sizer
        Secretary


HARRIS TRUST AND SAVINGS BANK

BY:  (Thomas R. Sizer)
      Thomas R. Sizer
        Secretary


Schedule 13G
Exhibit 2

This Schedule is being filed by Bankmont Financial Corporation, its parent company, Bank of Montreal, Bankmont Financial Corporation's wholly-owned subsidiary Harris Bankcorp, Inc., Harris Bankcorp, Inc.'s wholly-owned subsidiary Harris Trust and Savings Bank.

Bank of Montreal, Bankmont Financial Corp., Harris Bankcorp, Inc. and Harris Trust and Savings Bank expressly disclaim the existence of a group for purposes other than this filing.